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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549              ---------------
                                                                 SEC FILE NUMBER
                                   FORM 12B-25                      0-19681
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                          NOTIFICATION OF LATE FILING              CUSIP NUMBER
                                                                    800422107
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(CHECK ONE):  [X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q
              [ ] Form 10-D   [ ] Form N-SAR  [ ] Form N-CSR

      For Period Ended: JUNE 29, 2006
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      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR
      For the Transition Period Ended:
                                       -----------------------------------------

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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I -- REGISTRANT INFORMATION

JOHN B. SANFILIPPO & SON, INC.
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Full Name of Registrant


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Former Name if Applicable


2299 BUSSE ROAD
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Address of Principal Executive Office (STREET AND NUMBER)


ELK GROVE VILLAGE, ILLINOIS 60007
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City, State and Zip Code


PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      |    (a)  The reason described in reasonable detail in Part III of this
      |         form could not be eliminated without unreasonable effort or
      |         expense;
      |
      |    (b)  The subject annual report, semi-annual report, transition report
      |         on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
|X|   |         portion thereof, will be filed on or before the fifteenth
      |         calendar day following the prescribed due date; or the subject
      |         quarterly report or transition report on Form 10-Q or subject
      |         distribution report on Form 10-D, or portion thereof, will be
      |         filed on or before the fifth calendar day following the
      |         prescribed due date; and
      |
      |    (c)  The accountant's statement or other exhibit required by Rule
      |         12b-25(c) has been attached if applicable.

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

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.

The Registrant amended its Bank Credit Facility and Note Agreement on July 27, 2006. In exchange for securing the debt with working capital and fixed assets, the amendments waived the financial covenants that the Registrant was not in compliance with in fiscal 2006 and established new financial covenants. The amended Note Agreement requires the Registrant to meet or exceed a minimum level of earnings before interest, taxes, depreciation and amortization (EBITDA) for each quarter in fiscal 2007 and thereafter. The Registrant is currently evaluating as to whether or not the minimum EBITDA levels will be achieved for fiscal 2007 based upon actual interim operating results and current forecasts for the remainder of the year. The inability of the Registrant to demonstrate future covenant compliance could cause the Registrant to receive an opinion from its independent auditors which includes an explanatory going concern paragraph. Additional time is required for the Registrant to analyze operating results subsequent to year end and complete its evaluation of the achievement of the minimum EBITDA requirements for fiscal 2007.

To date, the Registrant has identified control deficiencies in its internal control over financial reporting and is continuing its assessment as to whether any of such control deficiencies, either individually or in combination, constitutes a material weakness in the Registrant's internal control over financial reporting as of June 29, 2006. Additional time is required for the Registrant to complete its assessment of control deficiencies. The existence of one or more material weaknesses will preclude a conclusion by management, and by our independent registered public accounting firm, that the Registrant,s internal control over financial reporting was effective as of June 29, 2006.

The Registrant represents in this Form 12 (b) 25 that the reasons stated above causing the inability of it to timely file its annual report on Form 10-K for the year ended June 29, 2006, could not be eliminated without undue effort and expense. The Registrant anticipates that it will be able to file its complete annual report on Form 10-K by September 27, 2006.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

       MICHAEL J. VALENTINE             (847)                     871-6509
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            (Name)                   (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report a net loss for the quarter and year ended June 29, 2006 of $7.4 million and $14.4 respectively, compared to net income of $3.4 million and $14.5 for the quarter and year ended June 30, 2005, respectively. The primary reasons for the net loss, for both the quarterly and annual periods, include (i) decreases in unit volume; (ii) decreases in the market prices of almonds after procurement costs were established;
(iii) increases in the costs of tree nuts; and (iv) unusually high processing costs.


                         JOHN B. SANFILIPPO & SON, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  SEPTEMBER 13, 2006                       By  /S/ MICHAEL J. VALENTINE
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                                                Executive Vice President
                                                Finance, Chief Financial
                                                Officer and Secretary